Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333-183927 on Form S-3 and Registration Statement No. 333-161664 on Form S-3D of Winthrop Realty Trust and subsidiaries of our report dated January 13, 2014, relating to the combined statement of revenues and certain expenses for four apartment complexes known as 44 Monroe, Highgrove, Mosaic II, and San Pedro Lofts (“the Acquired Properties”) for the year ended December 31, 2012 (which report on the combined statement of revenues and certain expenses expresses an unmodified opinion and includes an emphasis of matter paragraph referring to the purpose of the statement) appearing in this Current Report on Form 8-K/A of Winthrop Realty Trust.

/s/ Deloitte & Touche LLP

Chicago, Illinois
January 13, 2014